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                              December 8, 2020

       Christopher Smith
       Chairman and Chief Executive Officer
       Ortho-Clinical Diagnostics Bermuda Co. Ltd.
       1001 Route 202
       Raritan, New Jersey 08869

                                                        Re: Ortho-Clinical
Diagnostics Bermuda Co. Ltd.
                                                            Amendment 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
25, 2020
                                                            CIK No. 0001828443

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2020 letter.

       Amendment 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We refer to the revised disclosure in the final two sentences on page 3. Please revise the penultimate sentence to
explain how much "lower" the results were compared to prior
                                                        periods. With reference
to the five-years of financial results presented on page 16, please clarify the "quarterly
trajectory" you saw prior to the beginning of the pandemic. Explain to us why you believe
the increases during the three-month period ended September 27,
                                                        2020 are representative
of the quarterly trajectory, including whether positive and/or negative impacts in
this quarter may be attributable to the current pandemic.
 Christopher Smith
Ortho-Clinical Diagnostics Bermuda Co. Ltd.
December 8, 2020
Page 2
2. With reference to your operating results discussion at the bottom of page 3 and the interest expense disclosure on page 81, please revise the Overview section to also disclose the amount of your interest expense for the nine-month period ended September 27, 2020 as well as the amount of your outstanding debt.
Principal Shareholder, page 10

3. We note your response to our prior comment 4. Please revise to disclose the amount and type of debt held by Carlyle affiliates. To the extent that offering proceeds will be used to repay these affiliates, please revise the Summary and Use of Proceeds sections to disclose the amount of proceeds used for this purpose.
Risk Factors, page 20

4. We note your response to prior comment 22. Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption
         General Risk Factors.
Intense customer focus enabled by our broad portfolio and market leading positions, page 116

5. Please revise the third paragraph under the heading to identify the customer. Also clarify what you are supplying, whether you will be the sole source supplier, the markets covered and other material terms of the arrangement.
       You may contact Eric Atallah at (202) 551-3663 or Mary Mast at (202) 551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameChristopher Smith
                                                     Division of Corporation
Finance
Comapany NameOrtho-Clinical Diagnostics Bermuda Co. Ltd.
                                                     Office of Life Sciences
December 8, 2020 Page 2
cc:       Patrick H. Shannon
FirstName LastName